(all amounts are in U.S. dollars except where otherwise indicated)
(1) This is a non-GAAP financial measure or ratio. Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release
*Due to the impact of COVID-19 on prior year figures, certain comparisons to 2019 (pre-pandemic year) are included for additional context

Gildan Activewear Reports Record Results for the Fourth Quarter and Full Year 2021

•Record results:
–Q4 sales of $784 million, up 14% vs. Q4 2020 and 19% vs. Q4 2019; FY 2021 sales of $2.9 billion, up 48% vs. FY 2020 and 3.5% vs. FY 2019
–Q4 and FY 2021 GAAP diluted EPS of $0.89 and $3.07; Q4 and FY 2021 adjusted diluted EPS1 of $0.76 and $2.72, up 85% and 64% vs. pre-pandemic 2019 levels
–Q4 and FY 2021 operating margin of 22.6% and 22.3%; Q4 and FY 2021 adjusted operating margin1 of 20.4% and 20.2%
–Q4 free cash flow1 of $116 million, FY 2021 record level of $594 million
•Dividend increased by 10% and NCIB increased to up to 10% of public float
•Gildan Sustainable Growth strategy outlook reflects 3-Year net sales CAGR in the range of 7%-10% and annual operating margins in the 18%-20% range; Investor Day planned for March 29
•Gildan recognized in Corporate Knights 2022 World's 100 Most Sustainable Corporations

Montreal, Wednesday, February 23, 2022 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended January 2, 2022 and provided its three-year financial outlook.

“I am extremely proud of our team’s performance in 2021 which allowed us to capitalize on improving demand and deliver meaningful benefits from our Back to Basics strategy. We ended the year with a strong finish, growing above pre-pandemic levels and setting record results to build on,” said Glenn J. Chamandy, President and CEO of Gildan. "As we look to 2022 and beyond, we are building on our Back to Basics principles and heightening our focus towards the next phase of our journey with our “Gildan Sustainable Growth” plan centered on three key pillars — Enabling growth through Capacity Expansion, Innovation and ESG. By leveraging our competitive advantage as a low-cost vertically-integrated manufacturer and executing on projected capacity expansion plans, delivering superior quality, value-driven and innovative products to our customers, and leveraging our strong ESG standing, we are confident that we can drive strong organic revenue growth, profitability and effective asset utilization to deliver strong shareholder value and make meaningful advancements on our ESG priorities.”

We generated record sales for the fourth quarter of $784 million, up 14% over the prior year and 19% above the fourth quarter of 2019. We delivered another quarter of strong adjusted gross margin and SG&A performance, which together drove adjusted operating margin of 20.4%, up 510 basis points versus last year and 630 basis points above the fourth quarter of 2019. Strong sales and margin performance translated to record earnings for the quarter with GAAP diluted EPS of $0.89, and adjusted diluted EPS of $0.76 which was up 69% over last year and 85% from the same quarter in 2019. Free cash flow in the quarter totaled $116 million, bringing the total for the year to a record level of $594 million. During the fourth quarter, we repurchased approximately 3.2 million shares under our normal course issuer bid (NCIB) program at a total cost of approximately $123.4 million and followed with additional buybacks of close to 2.7 million shares during the first two months of 2022, bringing us close to completing the initial share allotment under our current plan. For the full year, the Company returned more than $335 million of capital to shareholders through a combination of share repurchases and dividend payments. After taking into account the acquisition of Frontier Yarns, which we completed in the quarter, we ended fiscal 2021 with a net debt1 position of $530 million and a net debt to adjusted EBITDA ratio1 of 0.7, below our target range of one to two times adjusted EBITDA1. Consequently, given our outlook for free cash flow generation, valuation considerations and strong ongoing return of capital capability, we announced a 10% increase in the amount of our quarterly dividend and an increase in the size of our NCIB from 5% to up to 10% of the public float as at July 31, 2021 (the reference date for the NCIB).

Fourth Quarter 2021 Results
Net sales for the fourth quarter ending January 2, 2022, of $784 million were up 14% over the prior year, consisting of activewear sales of $627 million, up 17%, and sales of $157 million in the hosiery and underwear category, up 3% compared to the prior year quarter. The overall sales increase was largely driven by higher activewear sales volumes and net selling prices, partly offset by weaker product-mix related to the year-over-year timing of fleece sales. The growth in activewear sales volumes reflected the combination of higher point of sales (POS) and to a lesser extent the impact of some distributor restocking in the North American imprintables channel, although inventory levels in the North American imprintables channel continue to remain well below pre-pandemic levels.

Compared to 2019, net sales in the quarter were up 19% driven by strong performance in activewear. The overall sales increase was primarily due to higher activewear unit sales volumes and net selling prices, as well as favourable product mix, partly offset by lower sock sales. Sales volume growth in activewear products reflected the continuation of positive sell-through trends in the North American imprintables channel and the impact of the non-recurrence of distributor inventory de-stocking that occurred in the fourth quarter of 2019, as well as higher sales of activewear sold through retail channels. The positive impact of these factors was offset in part by lower international shipments, as international POS levels in the quarter continued to lag pre-pandemic levels given the impact of the Omicron variant and lockdowns in various regions.

We generated gross profit of $229 million in the fourth quarter, and adjusted gross profit1 of $240 million up 48% and 35%, respectively, over the prior year, driven by our growth in sales and strong margin performance. Gross margin of 29.2% in the quarter was up 670 basis points over 2020. Before reflecting SKU rationalization inventory charges and the net impact of accrued insurance recoveries in both years, adjusted gross margin1 of 30.6% was up 480 basis points compared to 25.8% last year. The strong improvement over 2020 was primarily due to higher net selling prices and manufacturing efficiencies stemming from our Back to Basics initiatives, which more than offset inflationary pressures on raw material and other manufacturing costs, as well as unfavourable product-mix compared to the same quarter last year.

Compared to the fourth quarter of 2019, adjusted gross margin was up 500 basis points primarily due to higher net selling prices, favourable product-mix and Back to Basics cost efficiencies, partly offset by higher raw material and manufacturing costs.

SG&A expenses for the fourth quarter of $81 million were up $9 million or 12% compared to $72 million last year primarily due to higher variable compensation expenses, partly offset by cost savings stemming from our Back to Basics initiatives. As a percentage of net sales, SG&A expenses improved slightly to 10.3% compared to 10.4% last year, due mainly to volume leverage and cost savings. Compared to the fourth quarter of 2019, SG&A expenses as a percentage of sales were lower by 130 basis points.

Operating income in the fourth quarter of $177 million, or 22.6% of sales, was up from $79 million, or 11.4% of sales last year. On an adjusted basis, before reflecting SKU rationalization charges, the net impact of accrued insurance recoveries, and restructuring and acquisition related costs in both years, as well as a net reversal of impairment of intangible assets of $32 million in the fourth quarter of 2021, we generated adjusted operating income1 of $160 million, or 20.4% of sales, compared to $106 million, or 15.3% of sales, in the fourth quarter of 2020. The reversal of impairment relates to the Company's Hosiery Cash Generating Unit (CGU), for which the Company had recorded an impairment charge in the prior year, and which now has been reversed to the full extent possible given the significantly improved economic environment and outlook for this category. Year-over-year increases in operating and adjusted operating income reflected higher sales and higher gross and adjusted gross margin, partly offset by higher SG&A expenses. Net financial expenses of approximately $5 million were down more than $8 million over the prior year. As a result, we reported net earnings of $174 million, or $0.89 per diluted share, for the fourth quarter of 2021 and adjusted net earnings1 of $149 million, or $0.76 per diluted share. This compared to net earnings of $67 million, or $0.34 per diluted share, and adjusted net earnings of $90 million, or $0.45 per diluted share, respectively, in the fourth quarter last year.

We generated free cash flow in the quarter totaling $116 million, which together with strong free cash flow generation throughout the year allowed us to deliver a record level of $594 million in 2021, up from $358 million last year. The increase was driven by strong earnings, improved working capital management and the timing of insurance collections related to the 2020 hurricanes. The Company ended 2021 with a net debt position of $530 million, down from $577 million at the end of 2020 and a net debt leverage ratio1 of 0.7 times adjusted EBITDA.

Full Year 2021 Results
We delivered record net sales of $2,923 million in 2021, up 48% from the prior year, reflecting increases of 58% in activewear and 16% in the hosiery and underwear category compared to 2020. Our sales performance in 2021 reflected a significant recovery in demand from 2020 which was hard hit by the effects of the onset of the COVID-19 pandemic. Compared to 2019, our sales growth showed improvement through the year, with sales returning to above pre-pandemic levels in the second half. The year-over-year increase in activewear sales where we generated sales of $2,365 million was due to strong volume increases in all channels, favourable product-mix and higher net selling prices. Higher activewear sales volumes were driven by a strong recovery in POS and the impact of the non-recurrence of significant inventory de-stocking by distributors which occurred in 2020. The overall sales increase in the hosiery and underwear category where we generated $558 million was also driven by higher sales volumes in both underwear and in sock products compared to last year, as well as favourable product mix.

We generated gross profit of $940 million and gross margin of 32.2% compared to $249 million and 12.6%, respectively, in the prior year. On an adjusted basis, gross profit1 for 2021 totaled $903 million compared to $306 million in the prior year, resulting in adjusted gross margin in 2021 more than doubling to 30.9% from 15.3% in 2020. The significant year-over-year improvement in gross and adjusted gross margin was mainly due to a much stronger product-mix, the non-recurrence of COVID and certain Back to Basics related charges incurred primarily in the first half of 2020, higher net selling prices, cost benefits from our Back to Basics initiatives and lower raw material costs. The gross margin improvement in 2021 also included the recognition of higher net insurance gains of $36 million related to the 2020 hurricanes, as well as lower year-over-year SKU rationalization charges.

SG&A expenses of $314 million in 2021 were up $42 million compared to 2020, primarily due to higher variable compensation expenses and higher volume-driven distribution costs, partly offset by cost savings stemming from our Back to Basics initiatives. As a percentage of sales, SG&A expenses improved 290 basis points to 10.8% of sales compared to 13.7% last year, reflecting the benefit of volume leverage and unit cost efficiencies.

Restructuring and acquisition-related costs incurred in 2021 of $8 million related mainly to the completion of previously initiated restructuring activities and also included acquisition costs related to the Frontier acquisition completed in the fourth quarter. This compared to restructuring and acquisition-related costs of $48 million in 2020, primarily in connection with Back to Basics initiatives, including the consolidation of manufacturing operations and other manufacturing optimization initiatives. In 2020, we recorded an impairment charge for our Hosiery CGU of $94 million due to the adverse impact of the COVID-19 pandemic on global economic activity. In 2021, given the significant improvement in the economic environment and outlook for this category, the Company recorded a related net reversal of impairment of $32 million.

After reflecting the above items for both years, we generated operating income of $652 million in 2021 compared to an operating loss of $181 million in 2020. Excluding the impact of restructuring and acquisition-related costs, charges related to rationalized product SKUs, net insurance gains, the reversal of impairment of intangible assets in 2021 and the impairment of goodwill and intangible assets in 2020, adjusted operating income in 2021 amounted to $591 million compared to $18 million last year. The improvement reflected the significant year-over-year sales recovery, strong adjusted gross margin performance and SG&A leverage. Consequently, we reported net earnings of $607 million, or $3.07 per share on a diluted basis, and adjusted net earnings of $538 million, or $2.72 per diluted share. This compared to a net loss of $225 million, or $1.14 per diluted share and an adjusted net loss1 of $36 million, or $0.18 per diluted share in 2020.

Gildan Sustainable Growth Strategy
"We are pleased with the success of our Back to Basics strategy which structurally improved the economics of our business, allowing us to deliver top tier profitability in 2021 with operating margin performance above our 18% target," said President and CEO of Gildan, Glenn J. Chamandy. "Today, we stand as a less complex, more competitively advantaged organization, stronger than we have ever been and well-positioned for sustainable growth."

During the fourth quarter, we completed a comprehensive strategic planning process to define the underlying initiatives to support our next phase of growth under what we term as the "Gildan Sustainable Growth" strategy. While

Back to Basics will remain at our core, efforts under this strategy primarily focused on reducing complexity and enhancing operational effectiveness and ultimately operating profitability. The Gildan Sustainable Growth strategy focuses on building on our Back to Basics principles and driving organic top line and bottom line growth through capacity expansion, innovation, and strong ESG integrated in all aspects of how we do business. We are confident that the initiatives underpinning our revised strategy will position us to create strong value for our shareholders over the long-term.

Under the Gildan Sustainable Growth plan and based on everything we are seeing today, including the assumption of a continued global recovery, the Company's current outlook over the next three years reflects the following:
•Net Sales growth at a compound annual growth rate in the range of 7% to 10%
•Annual adjusted operating margin in the range of 18% to 20%
•Capital expenditures as a percentage of sales of 6% to 8% over the next three years to support long-term growth and vertical integration
•Maintaining net debt leverage within our target framework of net debt to adjusted EBITDA of 1.0x to 2.0x
•Annual dividend growth and continued share repurchases in line with our leverage framework and valuation considerations

The Company plans to provide a detailed overview of the Gildan Sustainable Growth strategy at its upcoming Investor Day on March 29, 2022. Our outlook assumes no meaningful deterioration from the ongoing pandemic and related effects on our business. Further, the above outlook reflects our expectations as of February 23, 2022 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and in our annual MD&A for the year ended January 2, 2022.

Environmental, Social and Governance (ESG) Highlights
On January 17, 2022, the Company announced its Next Generation ESG Strategy and future targets with the commitment of making meaningful advancements by 2030 in key ESG areas. More specifically, the Company set targets and objectives in five key areas of focus: Climate, Energy, and Water; Circularity; Human Capital Management; Long term Value Creation; and, Transparency and Disclosure. The Company's Next Generation ESG strategy focuses on initiatives towards reducing its Scope 1 and 2 GHG emissions in line with the Science Based Targets initiative (SBTi), reducing water intensity (a reduction in water usage/withdrawal per kilogram produced), circularity and sourcing sustainable raw materials, increasing community investment, strengthening diversity, equity, and inclusion by setting a first-time goal on gender parity, and implementing a disclosure plan to further align to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. The Company plans to provide an overview of these initiatives and its related ESG targets at its upcoming Investor Day in March.

On January 19, 2022, Gildan was included in the Corporate Knights’ 18th annual ranking of the world’s 100 most sustainable corporations which is based on a rigorous assessment of nearly 7,000 public companies with revenues in excess of $1 billion. Corporate Knights recognized Gildan for its sustainability performance based on metrics covering resource, employee and financial management, along with clean revenue. Further, on February 1, 2022, Gildan received a Bronze Class of Distinction from S&P Global in the 2022 S&P Global Sustainability Yearbook.

New Board Member Appointment
Gildan, today announced the appointment of Dhaval Buch to the Company’s board of directors. With the appointment of Mr. Buch, the Company’s board now comprises eleven members. He will serve on the board’s corporate governance and social responsibility committee.

“Dhaval is an accomplished business leader and his international expertise in supply chain operations and extensive knowledge in sustainable sourcing makes him an ideal addition to our board,” said Gildan’s Board Chairman, Donald C. Berg. “We welcome Dhaval and look forward to his insights as we execute on the next phase of the Company’s growth.”

Mr. Buch is currently a senior advisor for Blackstone Private Equity, a leading global investment business and to the Mahindra Group, a large India-headquartered multinational with interests in automobile, farm and finance industries. Prior to this, Mr. Buch had a 35-year career as a business leader with Unilever where he last served as the Global Chief Procurement Officer for the company. In this role, he was also responsible to drive Unilever’s goal of “100% sustainable sourcing of materials.” In his career with Unilever, Mr. Buch also ran the Unilever Supply Chain for Asia and Africa. Before that, he held positions of increasing responsibility in Hindustan Unilever Limited, a listed Unilever subsidiary in India, culminating in his running the Supply Chain for South Asia and serving as an Executive Director on the Board of Hindustan Unilever Limited. Mr. Buch is a Mechanical Engineer and holds a Bachelor of Engineering degree from the Indian Institute of Technology, Delhi, India.

Increase in Quarterly Dividend and Increase in Size of Normal Course Issuer Bid
The Board of Directors has approved a 10% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.169 per share, payable on April 11, 2022, to shareholders of record on March 17, 2022. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended.

The NCIB, which began August 9, 2021, and will end no later than August 8, 2022, is conducted by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

Under the NCIB, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 89,982 common shares daily through the facilities of the TSX, which represents 25% of the average daily trading volume on the TSX for the six months ended July 31, 2021. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. All shares purchased pursuant to the NCIB are canceled.

The automatic share purchase plan (ASPP) entered into with a designated broker on August 9, 2021, also remains unchanged. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods. Outside of the pre-determined blackout periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

During the period from August 9, 2021 to February 22, 2022, Gildan purchased for cancellation a total of 9,166,618 common shares, representing 4.7 % of the Company’s public float and 4.6% of the Company’s issued and outstanding common shares as at July 31, 2021.

Gildan’s management and the Board of Directors believe the repurchase of the common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at February 22, 2022, there were 190,093,746 common shares issued and outstanding along with 3,224,286 stock options and 23,550 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2021 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's company website at the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 4293025#. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended January 2, 2022. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended January 2, 2022 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 24, 2022, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	January 2, 2022	January 3, 2021	Variation (%)	January 2, 2022	January 3, 2021	Variation (%)
Net sales	784.3	690.2	13.6%	2,922.6	1,981.3	47.5%
Gross profit	229.3	155.5	47.5%	940.2	249.1	n.m.
Adjusted gross profit(1)	239.8	178.1	34.6%	903.0	305.7	n.m.
SG&A expenses	80.5	71.9	12.0%	314.2	272.3	15.4%
(Reversal of impairment) Impairment of trade accounts receivable	(1.0)	0.5	n.m.	(2.6)	15.5	n.m.
Restructuring and acquisition-related costs	4.2	4.3	(2.3)%	8.2	48.2	(83.0)%
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31.5)	—	n.m.	(31.5)	94.0	n.m.
Operating income (loss)	177.1	78.8	n.m.	651.9	(180.8)	n.m.
Adjusted operating income(1)	160.3	105.7	51.7%	591.4	18.0	n.m.
Adjusted EBITDA(1)	189.9	145.3	30.7%	726.8	165.1	n.m.
Financial expenses	4.7	13.1	(64.1)%	27.3	48.5	(43.7)%
Income tax (recovery) expense	(1.5)	(1.7)	(11.8)%	17.4	(4.1)	n.m.
Net earnings (loss)	173.9	67.4	n.m.	607.2	(225.3)	n.m.
Adjusted net earnings (loss)(1)	148.5	90.0	65.0%	538.1	(36.3)	n.m.
Basic EPS	0.90	0.34	n.m.	3.08	(1.14)	n.m.
Diluted EPS	0.89	0.34	n.m.	3.07	(1.14)	n.m.
Adjusted diluted EPS(1)	0.76	0.45	68.9%	2.72	(0.18)	n.m.
Gross margin(2)	29.2%	22.5%	6.7 pp	32.2%	12.6%	19.6 pp
Adjusted gross margin(1)	30.6%	25.8%	4.8 pp	30.9%	15.3%	15.6 pp
SG&A expenses as a percentage of sales(3)	10.3%	10.4%	(0.1) pp	10.8%	13.7%	(2.9) pp
Operating margin(4)	22.6%	11.4%	11.2 pp	22.3%	(9.1)%	31.4 pp
Adjusted operating margin(1)	20.4%	15.3%	5.1 pp	20.2%	0.9%	19.3 pp
Cash flows from operating activities	154.0	291.6	(47.2)%	617.5	415.0	48.8%
Capital expenditures	38.4	13.4	n.m.	130.2	58.3	n.m.
Free cash flow(1)	115.6	278.2	(58.4)%	593.7	357.5	66.1%
Diluted weighted average number of common shares outstanding (in ‘000s)	194,760	198,403	n/a	197,595	198,361	n/a

As at (in $ millions, or otherwise indicated)					January 2, 2022	January 3, 2021
Inventories					774.4	728.0
Trade accounts receivable					330.0	196.5
Net debt(1)					529.9	577.2
Net debt leverage ratio(1)					0.7	3.5
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q4 2021	Q4 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
Activewear	627.2	537.9	16.6%	2,364.7	1,498.4	57.8%
Hosiery and underwear	157.1	152.3	3.2%	557.8	482.9	15.5%
	784.3	690.2	13.6%	2,922.5	1,981.3	47.5%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q4 2021	Q4 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
United States	692.6	604.7	14.5%	2,526.6	1,696.9	48.9%
Canada	30.9	25.9	19.3%	114.8	76.2	50.7%
International	60.7	59.6	1.8%	281.2	208.2	35.1%
	784.2	690.2	13.6%	2,922.6	1,981.3	47.5%

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $4 million and $8 million for the three and twelve months ended January 2, 2022 (2020 - $4 million and $48 million).

Impairment of goodwill and intangible assets or impairment reversal of intangible assets, net of write-downs
During the first quarter of fiscal 2020 we recorded an impairment charge for our Hosiery cash-generating unit (CGU) of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions. During the fourth quarter of fiscal 2021 we reported a $32 million credit to income, as a result of an impairment reversal of $56 million and a $24 million write-off of certain intangible assets relating to the Company's Hosiery CGU. This is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of $46 million (2020 - $10 million) for the fiscal year ended January 2, 2022, related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gains reflected costs of $55 million (2020 - $101 million) (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $101 million (2020 - $111 million) during fiscal 2021. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment, as well as the recognition of insurance recoveries for business interruption, when applicable. Net insurance gains is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Discontinuance of personal protective equipment (PPE) stock keeping units (SKUs)
During fiscal 2020, in collaboration with various government and customer efforts to help address shortages due to the COVID-19 pandemic, the Company temporarily leveraged its manufacturing capabilities to produce PPE products. A charge of $6 million for the three and twelve months ended January 3, 2021 (included in cost of sales) reflects the discontinuance of these PPE SKUs given that they are not in the Company’s normal product line and that these shortages have now been addressed. Discontinuance of PPE SKUs is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs, and in Q4 2021, the write-down of production equipment and other assets relating to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2019, 2020 and 2021, were as follows:

•Fiscal 2019 includes $48 million of inventory write-downs included in cost of sales and the $7 million gross profit impact of a sales return allowance for anticipated product returns, related to imprintables discontinued SKUs which reduced net sales by $19 million and cost of sales by $12 million.

•Fiscal 2020 includes a charge of $26 million of inventory write-downs included in cost of sales related to retail discontinued SKUs. Fiscal 2020 also includes $29 million of inventory write-downs included in cost of sales and the $5 million gross profit impact of a sales return allowance for anticipated product returns related to imprintables discontinued SKUs which reduced net sales by $11 million and cost of sales by $6 million.

•Fiscal 2021 includes $9 million of charges included in cost of sales, consisting of $4 million in inventory write-downs related primarily to the Company's plan to discontinue its legwear and intimates product line, and the write-down of production equipment and other assets relating to discontinued SKUs of $5 million in the fourth quarter of 2021.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also exclude impairment of goodwill and intangible assets (and reversal of impairments on intangible assets), net insurance gains, the discontinuance of PPE SKUs, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019

Net earnings (loss)	173.9	67.4	607.2	(225.3)	259.8
Adjustments for:
Restructuring and acquisition-related costs	4.2	4.3	8.2	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31.5)	—	(31.5)	94.0	—
Impact of strategic product line initiatives	7.6	26.0	8.8	60.0	55.0
Discontinuance of PPE SKUs	—	6.2	—	6.2	—
Net insurance losses (gains)	2.9	(9.6)	(46.0)	(9.6)	—
Income tax expense (recovery) relating to the above-noted adjustments	—	0.9	—	(4.6)	(3.3)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities(1)	(8.6)	(5.2)	(8.6)	(5.2)	(19.2)
Adjusted net earnings (loss)	148.5	90.0	538.1	(36.3)	339.6
Basic EPS	0.90	0.34	3.08	(1.14)	1.27
Diluted EPS	0.89	0.34	3.07	(1.14)	1.27
Adjusted diluted EPS(2)	0.76	0.45	2.72	(0.18)	1.66
(1) Includes an income tax recovery of $8.6 million (2020 - $5.2 million, 2019 - $19.2 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.
(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019

Gross profit	229.3	155.5	940.2	249.1	704.5
Adjustments for:
Impact of strategic product line initiatives	7.6	26.0	8.8	60.0	55.0
Discontinuance of PPE SKUs	—	6.2	—	6.2	—
Net insurance losses (gains)	2.9	(9.6)	(46.0)	(9.6)	—
Adjusted gross profit	239.8	178.1	903.0	305.7	759.5

Net sales	784.3	690.2	2,922.6	1,981.3	2,823.9
Sales return allowance for anticipated product returns	—	—	—	11.2	19.0
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	784.3	690.2	2,922.6	1,992.5	2,842.9
Gross margin	29.2%	22.5%	32.2%	12.6%	24.9%
Adjusted gross margin(1)	30.6%	25.8%	30.9%	15.3%	26.7%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiatives. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019

Operating income (loss)	177.1	78.8	651.9	(180.8)	289.0
Adjustments for:
Restructuring and acquisition-related costs	4.2	4.3	8.2	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31.5)	—	(31.5)	94.0	—
Impact of strategic product line initiatives	7.6	26.0	8.8	60.0	55.0
Discontinuance of PPE SKUs	—	6.2	—	6.2	—
Net insurance losses (gains)	2.9	(9.6)	(46.0)	(9.6)	—
Adjusted operating income	160.3	105.7	591.4	18.0	391.3

Operating margin	22.6%	11.4%	22.3%	(9.1)%	10.2%
Adjusted operating margin(1)	20.4%	15.3%	20.2%	0.9%	13.8%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains, the discontinuance of PPE SKUs, and the impact of the Company's strategic product line initiative. Management uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019

Net earnings (loss)	173.9	67.4	607.2	(225.3)	259.8
Restructuring and acquisition-related costs	4.2	4.3	8.2	48.2	47.3
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31.5)	—	(31.5)	94.0	—
Impact of strategic product line initiative	7.6	26.0	8.8	60.0	55.0
Discontinuance of PPE SKUs	—	6.2	—	6.2	—
Net insurance losses (gains)	2.9	(9.6)	(46.0)	(9.6)	—
Depreciation and amortization	29.6	39.6	135.4	147.2	156.8
Financial expenses, net	4.7	13.1	27.3	48.5	39.2
Income tax (recovery) expense	(1.5)	(1.7)	17.4	(4.1)	(10.0)
Adjusted EBITDA	189.9	145.3	726.8	165.1	548.1

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is a commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

	Three months ended		Twelve months ended
(in $ millions)	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021	December 29, 2019

Cash flows from operating activities	154.0	291.6	617.5	415.0	361.0
Cash flows used in investing activities	(202.4)	(13.4)	(187.8)	(57.5)	(135.8)
Adjustment for:
Business acquisitions	164.0	—	164.0	—	1.3
Free cash flow	115.6	278.2	593.7	357.5	226.5

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company. The Company believes that certain investors and analysts use the total debt and net debt to measure the financial leverage of the Company. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

(in $ millions)	January 2, 2022	January 3, 2021	December 29, 2019

Long-term debt	600.0	1,000.0	845.0
Bank indebtedness	—	—	—
Lease obligations	109.1	82.5	81.5
Total debt	709.1	1,082.5	926.5
Cash and cash equivalents	(179.2)	(505.3)	(64.1)
Net debt	529.9	577.2	862.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company. This measure does not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to a similar measure presented by other companies.

(in $ millions, or otherwise indicated)	January 2, 2022	January 3, 2021	December 29, 2019
Adjusted EBITDA for the trailing twelve months	726.8	165.1	548.1
Adjustment for:
Business acquisitions	22.8	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	749.6	165.1	548.1

Net debt	529.9	577.2	862.4
Net debt leverage ratio(1)	0.7	3.5	1.6
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 0.8 at January 2, 2022.

Return on net assets
Return on net assets (RONA) is defined as the ratio of return to average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Average net assets and return are non-GAAP measures used as components of RONA. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital. Management believes RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	January 2, 2022	January 3, 2021	December 29, 2019
Average total assets	3,050.5	3,226.9	3,254.1
Average cash and cash equivalents	(384.1)	(354.7)	(59.6)
Average net deferred income taxes	(15.6)	(13.1)	(2.0)
Average accumulated amortization of intangible assets, excluding software	254.8	233.2	159.4
Average total current liabilities, excluding the current portion of lease obligations	(397.3)	(364.5)	(364.0)
Average net assets	2,508.3	2,727.8	2,987.9

	Twelve months ended
(in $ millions, or otherwise indicated)	January 2, 2022	January 3, 2021	December 29, 2019
Adjusted net earnings (loss)	538.1	(36.3)	339.6
Financial expenses, net (nil income taxes in both years)	27.3	48.5	39.2
Amortization of intangible assets, excluding software, net (nil income taxes in both years)	12.8	14.3	17.3
Return	578.2	26.5	396.1
RONA	23.1%	1.0%	13.3%

Working Capital
Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the liquidity and financial position of the Company. This measure is not necessarily comparable to similarly titled measures used by other public companies.

	January 2, 2022	January 3, 2021	December 29, 2019
(in $ millions)

Cash and cash equivalents	179.2	505.3	64.1
Trade accounts receivable	330.0	196.5	320.9
Income taxes receivable	—	4.6	—
Inventories	774.4	728.0	1,052.1
Prepaid expenses, deposits and other current assets	163.7	110.1	77.1
Accounts payable and accrued liabilities	(440.4)	(343.7)	(406.6)
Current portion of lease obligations	(15.3)	(15.9)	(14.5)
Income taxes payable	(7.9)	—	(1.3)
Working capital	983.7	1,184.9	1,091.8

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our three-year financial outlook set forth in this press release under the section “Gildan Sustainable Growth Strategy”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release, including certain assumptions relating to the three-year financial outlook described in this press release under the section “Gildan Sustainable Growth Strategy”.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, and social distancing measures;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;

•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals from current levels;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Alstyle®, GOLDTOE®, Secret®, Silks®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.
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Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 ggosselin@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	January 2, 2022	January 3, 2021
Current assets:
Cash and cash equivalents	$179,246	$505,264
Trade accounts receivable	329,967	196,480
Income taxes receivable	—	4,632
Inventories	774,358	727,992
Prepaid expenses, deposits, and other current assets	163,662	110,105
Total current assets	1,447,233	1,544,473
Non-current assets:
Property, plant and equipment	985,073	896,800
Right-of-use assets	92,447	59,445
Intangible assets	306,630	289,901
Goodwill	283,815	206,636
Deferred income taxes	17,726	17,689
Other non-current assets	3,758	6,004
Total non-current assets	1,689,449	1,476,475
Total assets	$3,136,682	$3,020,948
Current liabilities:
Accounts payable and accrued liabilities	$440,401	$343,722
Income taxes payable	7,912	—
Current portion of lease obligations	15,290	15,884
Total current liabilities	463,603	359,606
Non-current liabilities:
Long-term debt	600,000	1,000,000
Lease obligations	93,812	66,580
Other non-current liabilities	59,862	35,865
Total non-current liabilities	753,674	1,102,445
Total liabilities	1,217,277	1,462,051
Equity:
Share capital	191,732	183,938
Contributed surplus	58,128	24,936
Retained earnings	1,604,736	1,359,061
Accumulated other comprehensive income	64,809	(9,038)
Total equity attributable to shareholders of the Company	1,919,405	1,558,897
Total liabilities and equity	$3,136,682	$3,020,948

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021
Net sales	$784,251	$690,155	$2,922,570	$1,981,276
Cost of sales	554,995	534,648	1,982,361	1,732,217
Gross profit	229,256	155,507	940,209	249,059
Selling, general and administrative expenses	80,466	71,934	314,171	272,306
(Reversal of impairment) Impairment of trade accounts receivable	(998)	484	(2,617)	15,453
Restructuring and acquisition-related costs	4,181	4,257	8,225	48,154
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31,459)	—	(31,459)	93,989
Operating income (loss)	177,066	78,832	651,889	(180,843)
Financial expenses, net	4,665	13,138	27,331	48,530
Earnings (loss) before income taxes	172,401	65,694	624,558	(229,373)
Income tax (recovery) expense	(1,495)	(1,658)	17,375	(4,091)
Net earnings (loss)	173,896	67,352	607,183	(225,282)
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	20,344	3,080	73,847	(8,503)
Actuarial (loss) gain on employee benefit obligations	(21,678)	12,142	(21,678)	12,142
	(1,334)	15,222	52,169	3,639
Comprehensive income (loss)	$172,562	$82,574	$659,352	$(221,643)
Earnings (loss) per share:
Basic	$0.90	$0.34	$3.08	$(1.14)
Diluted	$0.89	$0.34	$3.07	$(1.14)

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	January 2, 2022	January 3, 2021	January 2, 2022	January 3, 2021
Cash flows from (used in) operating activities:
Net earnings (loss)	$173,896	$67,352	$607,183	$(225,282)
Adjustments for:
Depreciation and amortization	29,649	39,561	135,402	147,190
Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software	2,688	149	3,136	23,933
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets	(31,459)	—	(31,459)	93,989
Insurance recovery gain, net of loss on disposal of property, plant and equipment	4,664	(28,623)	(43,660)	(27,091)
Share-based compensation	8,475	2,994	37,659	2,090
Other	7,261	(8,693)	5,988	4,691
Changes in non-cash working capital balances	(41,154)	218,908	(96,739)	395,510
Cash flows from operating activities	154,020	291,648	617,510	415,030

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(37,390)	(13,062)	(127,457)	(50,670)
Purchase of intangible assets	(1,016)	(351)	(2,766)	(7,670)
Business acquisitions	(163,968)	—	(163,968)	—
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	—	51	106,358	830
Cash flows used in investing activities	(202,374)	(13,362)	(187,833)	(57,510)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under long-term bank credit facilities	—	—	—	(245,000)
(Payment of) Proceeds from term loan	—	—	(400,000)	400,000
Payment of lease obligations	(8,993)	(4,188)	(21,474)	(15,418)
Dividends paid	(29,714)	—	(90,462)	(30,553)
Proceeds from the issuance of shares	6,410	1,914	9,427	2,854
Repurchase and cancellation of shares	(125,425)	—	(245,140)	(23,216)
Share repurchases for settlement of non-Treasury RSUs	(2,510)	(2,531)	(4,267)	(2,558)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(1,266)	(2,438)	(2,837)	(2,571)
Cash flows (used in) from financing activities	(161,498)	(7,243)	(754,753)	83,538
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(234)	1,305	(942)	80
Net (decrease) increase in cash and cash equivalents during the period	(210,086)	272,348	(326,018)	441,138
Cash and cash equivalents, beginning of period	389,332	232,916	505,264	64,126
Cash and cash equivalents, end of period	$179,246	$505,264	$179,246	$505,264

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